UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-41974

Intelligent Group Limited

Unit 2803, Level 28, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change of Auditor

On March 6, 2025, Intelligent Group Limited (the “Company”), upon the approval of the board of directors of the Company (the “Board”) and the audit committee of the Board (the “Audit Committee”), dismissed Marcum Asia CPAs LLP (“Marcum Asia”), the former independent registered public accounting firm of the Company, effective on March 6, 2025, and appointed SFAI MALAYSIA PLT (PCAOB ID: 7167) (the “SFAI”) to serve as its independent registered public accounting firm, effective on March 6, 2025, for the year ended November 30, 2024.

Marcum Asia’s reports on the Company’s financial statements for the fiscal years ended November 30, 2023 and 2022 did not contain any adverse opinion or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

Furthermore, during the fiscal years ended November 30, 2023 and 2022 and through March 6, 2025, there were no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F, with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements for such year. In addition, during this time, there were no “reportable events,” as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, except as disclosed under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2023 (“20-F”), as filed with the U.S. Securities and Exchange Commission on March 29, 2024. To address matters under Item 15 of the 20-F, the Company has implemented and will continue to implement certain measures, including hiring additional qualified personnel with appropriate knowledge, establish formal internal control policies, and implement comprehensive IT governance policies and procedures to enhance system controls and security protocols.

The Company provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of Marcum Asia’s letter is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of the SFAI, neither the Company, nor someone on behalf of the Company, has consulted the SFAI regarding any of the matters described in Item 16F(a)(2)(i) and (ii) of Form 20-F. The SFAI is aware of the material weaknesses described above and understands it is a reportable event.

Exhibits:

Exhibit 16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated March 12, 2025

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Director, Chief Executive Officer, and Chairlady of the Board

Date: March 12, 2025

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